

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

FU Wah
Chief Executive Officer
KING RESOURCES INC
Unit 1813, 18/F, Fo Tan Industrial Centre
26-28 Au Pui Wan Street
Fo Tan, Hong Kong

> **Re: KING RESOURCES INC**
> **Registration Statement on Form 10**
> **February 14, 2022**
> **File No. 000-56396**

Dear Mr. Wah:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jenny Chen-Drake